

SE

17008790

ANNUAL A~~~~

FORM X-17A-5
PART III

SEC
Processing
Section
MAR 01 2017
Washington DC
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SEC FILE NUMBER
8- 69266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidity Finance LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  One Station Place, 5th Floor

(No. and Street)

  Stamford, CT 06902

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  J. Clarke Gray   212-916-7450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Raich Ende Malter & Co., LLP

(Name – if individual, state last, first, middle name)

  1375 Broadway, 15th Floor, New York, New York 10018

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __J. Clarke Gray_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Liquidity Finance LP_____ , as

of __February 28_____ , 20_17____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUIDITY FINANCE LP
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
DECEMBER 31, 2016

LIQUIDITY FINANCE LP

CONTENTS



1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Liquidity Finance LP
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Liquidity Finance LP, as of December 31, 2016. This statement of financial condition is the responsibility of Liquidity Finance LP's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquidity Finance LP as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

RAICH ENDE MALTER & CO. LLP
New York, New York
February 28, 2017



ASSETS

Cash	$	2,850,311
Receivable from clearing broker, includes deposit of $100,194		1,334,817
Fixed assets at cost, net of accumulated depreciation of $96,276		10,981
Other assets		130,054
TOTAL ASSETS	$	4,326,163

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	110,285
Commissions payable		770,194
Deferred rent credit		54,073
Due to Parent		1,201,688
TOTAL LIABILITIES		2,136,240
Partners' Capital		2,189,923
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	4,326,163

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Liquidity Finance LP (the "Company") is a Delaware limited partnership. Liquidity Finance LLP is a London based broker dealer and is the parent company (the "Parent") of the Company. Liquidity Finance Holdings, LLC is the general partner (the "GP") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its main office in Stamford, CT and has a satellite location in New York City.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS
The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. The Company had no cash equivalents at December 31, 2016.

3

DEPRECIATION

Fixed assets, comprised of office equipment, desktop computers, and leasehold improvements, are recorded at cost and depreciated over their useful lives on a straight line basis.

INCOME TAXES

The Company does not record a provision for Federal and State income taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally the Company is subject to examination by the major taxing authorities for the three year period prior to the date of these financial statements.

The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The amount receivable from broker at December 31, 2016 is the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transactions on a fully disclosed basis and commissions earned as an introducing broker of transactions for its customers, net of clearing expenses.

NOTE 4 – FIXED ASSETS

Fixed assets are stated at cost and are summarized at December 31, 2016 as follows:

Furniture and equipment	$ 80,911
Leasehold improvements	26,346
	107,257
Less: Accumulated depreciation and amortization	96,276
	$ 10,981

NOTE 5 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in financial institutions. As of December 31, 2016 those cash balances exceed federally insured limits by approximately $2.6 million. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,048,888 which exceeded required net capital by $1,906,472. The Company's aggregate indebtedness to net capital ratio was 1.04 to 1 at December 31, 2016.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

LIQUIDITY FINANCE LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 8 – UNINCORPORATED BUSINESS TAXES

The Company is a partnership and therefore does not record a provision for Federal and State income taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is however subject to New York City Unincorporated Business Tax ("NYCUBT").

NOTE 9 – PARTNERS' CAPITAL AND PROFIT AND LOSS ALLOCATIONS

On the Effective Date Liquidity Finance Holdings, LLC, a Delaware limited liability company, is the GP of the Company and Liquidity Finance LLP is the initial limited partner (the "Initial LP") of the Company. Individual limited partners (the "Individual LPs") may be admitted to the Company as Individual LPs.

The business and affairs of the Company will be managed by the GP. The GP has absolute exclusive and complete control of the business and affairs of the Company. The Initial LP and Individual LPs do not participate in the management of the business.

The partners' capital immediately before the Effective Date, $1,924,751, was allocated .01% to the GP with the remainder, 99.99%, allocated to the Initial LP. No additional capital contributions were required. No partner will be required to make additional capital contributions to the Company, including Individual LPs.

The GP will determine partnership percentages in the Company. The GP's percentage is set at .01% and partnership percentages of the Initial LP and each Individual LP are established at the discretion of the GP. Pursuant to the limited partnership agreement the net profits or net losses of the Company will be allocated among the partners in proportion to their respective partnership percentages as outlined above.

Distributions to partners are made as determined by the GP in its sole discretion. The distributions are in accordance with the partnership percentages outlined above. Each Individual LP agrees that the GP may increase or decrease their partnership percentage at any time on a prospective basis.

NOTE 10 – COMMITMENTS

The Company has an office lease for its office in Stamford, Connecticut which commenced on September 1, 2015 for a period of six years terminating August 31, 2021. Future annual minimum payments under this lease commitment will be as follows:

Years Ended December 31,	
2017	$ 181,419
2018	184,758
2019	188,097
2020	191,436
2021	129,108
Total	$ 874,818

At December 31, 2016 the Company has security lease deposits on its Stamford office of $113,325 which is included in other assets on the statement of financial condition
The Company has a month to month lease for its New York City satellite office.

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 – INDEMNIFICATIONS (CONTINUED)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with its Parent. Under the agreement, the Parent provides certain services to the Company and allocates expenses to the Company to reimburse it for those costs.

The statement of financial condition as of December 31, 2016 reflects a payable to the parent of $1,201,688. This payable is primarily comprised of $959,838 for expense sharing costs and $241,850 for commissions due to parent. The due to parent is non-interest bearing, has no formal repayment terms and is unsecured.